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CONTACT:  Michael P. Hawks              (NYSE -- BMC)
(612) 851-6030                          FOR IMMEDIATE RELEASE


                  BMC APPOINTS BURKE CHAIRMAN OF THE BOARD

     Minneapolis, Minnesota -- May 4, 1995...The Board of Directors of BMC Industries, Inc. announced today the election of Paul B. Burke, currently President and Chief Executive Officer, to the additional position of Chairman of the Board.

     Mr. Burke joined BMC as Associate General Counsel in June, 1983 and was elected Vice President, Secretary and General Counsel in August, 1985. He was then appointed Vice President, Ft. Lauderdale Operations of the Company's Vison-Ease Lens Division in November, 1987, and in May, 1989 was appointed President of Vision-Ease Lens. Mr. Burke has been a member of the Board of Directors and President and Chief Operating Officer of the Company since May, 1991, and has served as its President and Chief Executive Officer since July, 1991.

     BMC Industries, Inc. is one of the world's largest manufacturers of aperture masks for color picture tubes used in televisions and computer monitors. The Company is also a leading producer of polycarbonate, glass and plastic eyewear lenses. BMC's common stock is traded on the New York Stock Exchange under the symbol BMC.













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